Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 4, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on December 29, 2006, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated December 29, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

January 4, 2007	Name:	Wu Yan
	Title:	Director and President

Commission File Number 001-31914

EXHIBIT 99.1

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

VOTING RESULTS AT THE THIRD EGM OF 2006

The Board announces that the ordinary resolution regarding the appointment of Mr. Ngai Wai Fung as an independent non-executive Director of the Company put forward at the Third EGM of 2006 held on 29 December 2006 was passed.

Pursuant to the Company’s notice of the Third EGM of 2006 dated 13 November 2006, the Third EGM was held on 29 December 2006.

There were a total of 26,764,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the ordinary resolution considered at the Third EGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the articles of association of the Company. There were no restrictions on any shareholder casting votes on any of the proposed resolution at the Third EGM. The Third EGM was chaired by Mr. Yang Chao, the chairman of the Board.

At the Third EGM, the chairman of the Third EGM demanded to put the resolution set out in the notice of the Third EGM dated 13 November 2006 to the vote by way of poll.

The poll results in respect of the resolution proposed at the Third EGM are as follows:

Resolution	No. of Votes (%)		Total Number of Votes
	For	Against

1.      To review and approve the adoption of the Employee Share Incentive Plan (draft) and to authorize the Board to make appropriate and necessary amendments to the Employee Share Incentive Plan in accordance with the relevant laws and regulations, the rules of the countries in which the shares of the Company are listed and the replies and comments of relevant regulatory authorities. (See Note below)

	N/A	N/A	N/A
2. To approve the appointment of Mr. Ngai Wai Fung as an independent non-executive Director of the Company.	21,130,770,194 (99.97)%	6,059,900 (0.03)%	21,136,830,094
The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

Note: As disclosed in the Company’s announcement dated 11 December 2006, in accordance with the requirements of the proposed A Share Issue, the Company decided that the ordinary resolution in connection with the Employee Share Incentive Plan proposed to be passed at the Third EGM was postponed to a general meeting to be held after the completion of the proposed A Share Issue.

Biographical details of Mr. Ngai Wai Fung are set out in the Company’s notice of the Third EGM of 2006 dated 13 November 2006.

Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as the scrutineers in respect of the voting at the Third EGM and performed calculation to obtain the above poll voting results based on the completed and signed poll voting forms collected by the Company.

DEFINITIONS

“A Shares”	the Domestic Shares, which are proposed to be listed on the Shanghai Stock Exchange

“A Share Issue”	the proposed issue of not more than 1.5 billion A Shares to strategic, institutional and public investors as approved by the CSRC, through issue of new shares and/or such other manner as shall be approved by the Relevant Authorities, which are proposed to be listed on the Shanghai Stock Exchange

“Board”	the board of Directors of the Company

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and H Shares of which are listed on the Stock Exchange

“CSRC”	the China Securities Regulatory Commission

“Directors”	the directors of the Company

“Domestic Shares”	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in RMB

“Employee Share Incentive Plan”	the employee share incentive plan (draft) of the Company adopted by the Board at its meeting held on 10 November 2006

“H Shares”	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Stock Exchange

“PRC”	the People’s Republic of China excluding, for the purposes of this announcement only, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

“Relevant Authorities”	relevant authorities in the PRC including the CSRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

Commission File Number 001-31914

“Third EGM”	the Company’s third extraordinary general meeting of 2006 held on 29 December 2006

By Order of the Board of Directors
China Life Insurance Company Limited Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises the following members:

Executive Directors: Yang Chao, Wu Yan, Wan Feng

Non-executive Directors: Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors: Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 29 December 2006